

INVEST IN **POSH OUTDOORS, INC.**

Iconic Stays in Nature

posh-outdoors.com   Atlanta, GA

Highlights

1   Team of experienced entrepreneurs with a proven track record of building industry leading companies

2 $12B total addressable North American market

3   Scalable supply chain and an innovative revenue share program to accelerate unit
deployments

(4) Award winning eco-friendly lodging unit designs

(5) Tech centric, labor light + traveler demand + effective revenue management = 50% site level NOI

Featured Investor



Alexander Fuqua
Invested $50,000 ⓘ

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"I have invested in Posh Outdoors, Inc. for a couple of reasons. First, I know one of the principals well (Lee Pritchard). I know of Lee's integrity and business acumen and look forward to watching him in action as Chairman and CFO of Posh. Second, I like the future growth potential in the hospitality business-- especially the organic, outdoor hospitality business. This potential, coupled with management experience/acumen, convinced me to invest."

Our Team



Kevin OBrien CEO

Serial Entrepreneur. As MBA student, launched one of the most successful businesses started from SMU business school. Director of New Ventures for $1B subsidiary of Cox Communications.



Lee Pritchard Chairman & CFO

Serial entrepreneur specializing in businesses transforming the consumer experience. Founder & CEO of Allconnect - achieved rank of #73 on Inc. 500 and a $100 million exit. Arthur Andersen & Co alum.



Edward Haynes Chief Supply Chain Officer

Founder of EJH Distribution, the North American distributor for several glamping manufacturers. With units already deployed across the US and Canada, EJH is an established industry name and will form a crucial part of Posh Outdoors' supply chain.



Nick Purslow Director of Business Development

Founder and Managing Director of Glampitect North America (GNA), a glamping consultancy and content company founded in July 2022. GNA's audience brings a robust pipeline of revenue share partners to Posh Outdoors.



Ben Wolff Board Member

10+ years hospitality founder and executive. Founder of Onera, Fredericksburg, a boutique glamping operation which achieved a $6.7 million Public REIT hotel exit. McKinsey alum.

Pitch

Please note: The information below has been pulled from our interactive deal page. Click here to view the interactive page.

Got a question? Email our CFO, Lee Pritchard, at lee@posh-outdoors.com

INVESTMENT OPPORTUNITY
POSH OUTDOORS - A SCALABLE LUXURY GLAMPING BUSINESS
POSH OUTDOORS
ICONIC STAYS IN NATURE
Q2 2024

IN THE FACE OF SKYROCKETING DEMAND, THE LUXURY GLAMPING SEGMENT HAS A MASSIVE SUPPLY SHORTAGE

The luxury glamping market in the USA and Canada has a Total Addressable Market (TAM) of $12.6 billion*, but with only 2,118 units**, there is a staggering 111,066-unit shortage. At the current development rate, supply doesn't catch up to TAM in our lifetime due to substantial planning, zoning, & permitting barriers in addition to fierce local opposition.



$12.6B
Potential Annual Revenue

1.9%
Captured of TAM

Current Supply
1.9%
Annual Development
0.3%
Total Luxury Glamping Demand
TAM $12.6B / 113,178 Units
Units Needed
97.8%

*Source: Management Estimates, KOA 2023 Glamping Report
**Source: Sage Advisory Report, 2022

POSH OUTDOORS SOLUTION

Posh Outdoors supplies owners of iconic properties with high-end glamping accommodations and backend support, at no up-front cost to the landowner, through an attractive revenue share model. Targeting existing tourism businesses, Posh enables operators to add unique lodging experiences with minimal capex. This enables Posh to avoid many of the lengthy and expensive pitfalls associated with ground up developments.

DEPLOYING LUXURY GLAMPING UNITS TO TOURISM BUSINESSES AT SCALE TO CAPITALIZE ON THE GROWING DEMAND FOR EXPERIENTIAL TRAVEL

COMPANY & INVESTMENT OVERVIEW

Posh Outdoors has developed a highly scalable platform comprised of: (1) the supply and installation of turn-key, unique, all-season modular glamping units with award winning eco-friendly designs, (2) a menu of tech-centric, labor-light hospitality and revenue management services, (3) an innovative revenue share program to partner with outdoor tourism businesses such as wineries, ski resorts, ranches, and existing glamping operators.

The Posh revenue share program provides partners with turn-key luxury glamping units and services with minimal up-front cost to the partners, enabling them to add unique experiential lodging to existing tourism operations. The Posh program generates more demand for a partner's existing tourism operations, and existing tourism customers represent built-in demand for the new Posh Outdoors lodging.

Investors in the current Posh Regulation CF offering of convertible debt expect to benefit from the company's scalability and a projected average unlevered yield on cost (UYOC) of approximately 30%, significantly higher than the typical 7–12% range for hotels and apartments. With the first location secured and a large pipeline of other North American locations, Posh Outdoors is poised to rapidly scale its number of keys while avoiding the costs and risks associated with traditional ground-up developments.

**Information contains forward looking statements. Actual results and future events could differ materially from those anticipated in such statements.*

COMPANY POSITIONING

Posh Outdoors has developed a scalable, boutique luxury glamping platform that fills a gap between ultra-luxury glamping resorts ($2,000+ per night) and larger mid-range luxury operators like Autocamp and Under Canvas ($300–$600 per night). This is what boutique luxury glamping entrepreneur-operators, such as Posh Outdoors' board member Ben Wolff's Onera, have done with huge success, but nobody is yet doing it at scale due to the aforementioned barriers. The Posh Outdoors solution breaks down those barriers.


Introducing Posh Outdoors
This is your chance to get into the

INVESTMENT THESIS

Experiential tourism is surging with 66% of travelers also prioritizing eco-friendly lodging. Yet few immersive eco-friendly lodging retreats exist – amounting to a massive 100,000 unit shortage in North America. Posh Outdoors unique business model enables rapid scaling of eco friendly luxury glamping units.

The build up to this critical moment in this category can be tracked over the last 5-10 years.

2014 | New Era: Airbnb Reaches Mass Market

- Late-stage private equity firm TPG invests $500M at a $10B valuation
- Funding propelled Airbnb into mass market over next 5 years to IPO
- Innovative platform empowered millions to become hospitality entrepreneurs

2017 - 2020 | Birth & Rise of Unique Stay

- Small, entrepreneurial hosts experimented with fresh ideas
- Single-unit, unique outdoor properties began to spring up and catch fire
- COVID19 drove travelers to nature, fueling demand for these unique stays



Zion A-Frame
$750
In-Town Treehouse
Atlanta, Georgia
98%
Juniper's Tent
$190

2021 | Airbnb Takes Notice

- These properties became the most trafficked & demanded on Airbnb
- Airbnb made unique stays a prominent part of its 2021 rebrand
- New marketplace UI pushed unique stays to the top of the list



airbnb
Anywhere
Any week
Add guests
Airbnb your home
OMG!
Cabins
Amazing views
Countryside
A-frames
Treehouses
Tiny homes
Lakefront
Off-the-grid
Filters
Lumberton, Texas ★ 4.9
Jan 29 – Feb 3
$427 night
Austin, Texas ★ 4.9
Mar 1 – 6
$258 night
Springfield, Missouri ★ 4.95
Dec 12 – 17
$385 night
Lumberton, Texas ★ 4.9
Jan 29 – Feb 3
$427 night

2021 – 2024 | Unique Hospitality Gathers Momentum

- More and more single-unit properties validate the unique stay concept
- A few ambitious developers decide to take this now proven idea to scale
- A new sub-category emerges: *boutique luxury nature hotels*



Waco, TX
LIVE OAK LAKE
7 units
$500 - $800/n
Fredericksburg, TX
STAY ONERA
12 units
$400 - $800/n
Whitwell, TN
BOLT FARM TREEHOUSE
20 units
$500 - $800/n
Zion, UT
OPEN SKY
10 units
$500 - $900/n
Asheville, BC
MIRROR HOTEL
27 units
$400 - $900/n
Williams, AZ
BACKLAND GLAMPING
10 units
$500 - $800/n

- Growth is severely limited by permitting, costs, and local opposition
- Biggest brands in the space have faced pushback that halted plans


ISSUES AND CAUSES

AutoCamp withdraws Sedona-area application in response to broad community opposition led by Save Bear Mountain

February 17, 2021 No Comments

sedona.biz

redrocknews.com

'Glamping' site cancels plans after opposition from neighbors 2 min read

By Jon Hecht - November 20, 2019

tentonvalleynews.net

Under Canvas withdraws CUP application

By Julia Tellman Feb 19, 2020 0

Community Backlash in Key Glamping Markets

2024 - 2030 | New Concepts Needed to Meet Demand

With an estimated shortage of 100,000 units in the luxury glamping category, there is a desperate need for new means & methods of creating these properties that avoids zoning & financing pitfalls.

COMPETITIVE ADVANTAGES

In the rapidly evolving glamping industry, Posh Outdoors is positioned as a partner for operators of existing high-end tourism businesses with a need to add unique accommodations to their locations. Traditional ground up glamping developments struggle with multi-year site design, planning, zoning, & permitting efforts in the face of local opposition, plus costly infrastructure and common area investment. The Posh model mitigates these risks and accelerates time to market during this critical 3 to 5 year period for operators to build market share and brand recognition."

Revenue Share Leasing of Glamping Units To Operators of Existing Tourism Businesses

- 20-year revenue share partnerships with existing 4-season tourism businesses sidesteps barriers to entry associated with ground-up developments
- Existing infrastructure, utilities and/or guest amenities on partner properties makes setup faster and cost effective
- Strong supply chain through partnership with EJH Distribution ensures rapid deployment of glamping units
- Revenue share model cuts out the lengthy and expensive property acquisition process, enabling rapid deployment of glamping units and diversification across multiple locations
- Material new profit center for Revenue Share Partners within minimal capex

Off-Site Hospitality Management

Most Posh Revenue Share partners incorporate off-site hospitality management through our partners, Oasi. Services include:

- Marketing & Branding
- Social Media Content
- OTA Listing Management
- Direct Booking Optimization
- Guest Communications

By offering these services, Posh Outdoors earns higher revenue share percentages, further enhancing the company's compelling unit economics.

Landowner Benefits

Through its innovative revenue share program, Posh Outdoors enables landowners and operators of existing tourism businesses to add unique experiential lodging at a fraction of the cost of buying units up front. The turnkey, modular nature of the Posh units ensures that our partners can open their doors to guests with minimal impact on existing operations and the surrounding landscape.

Robust Partner Pipeline

Posh Outdoors has no shortage of landowner partners seeking to join the platform. Founder Nick Purslow's Glampitect North America, and Founder Edward Haynes' EJH Distribution, generate a consistent stream of leads from landowners and business owners interested in adding luxury glamping to their properties.

By leveraging these advantages, Posh Outdoors can establish a dominant position in the luxury glamping market, by rapidly deploying glamping units while our competitors entangle themselves with lengthy and expensive land acquisition, site planning, zoning, permitting, and construction of infrastructure and common area amenities already in place on Posh targeted sites.

COMPELLING UNIT ECONOMICS

Posh Outdoors' unique approach to glamping development and operations results in attractive unit economics for both the company and its partners.

This is made possible by Posh's unique blend of:

- Award-winning, modular glamping structures (Tubbo PolyCarb Cabins and DeWaard's Big Oak canvas structure)
- Modular building system that reduces construction time by 80–90%
- Proven social-based revenue management system, maximizing direct bookings
- Revenue share model minimizes capex for infrastructure and common amenities
- Tech-centric, labor-light remote hospitality support

Projected Average Operating Metrics

- ADR: $552
- Occupancy: 75%
- Rev Share Rate: 50%

Posh Outdoors - Unit Economics	Revenue Share Sites
Projected Average Revenues per Unit	$83,900
Less: Posh Direct Variable Expenses	($33,585)
Annual Net Contribution/Unit	$50,316
Contribution Margin	60%
Investment Per Unit	$164,485
Unlevered Payback Period (years)	3.3
Unlevered Yield on Cost (UYOC)	31%

TARGET LOCATIONS

When evaluating potential partnerships, Posh Outdoors seeks locations that offer:

- Iconic natural settings with stunning landscapes
- Diverse outdoor recreation activities (hiking, skiing, fishing, etc.)
- Proximity to major urban centers and transportation hubs
- Established 4 season high-end tourism businesses on-site
- Existing infrastructure, amenities, and hospitality support available
- Necessary zoning and permitting for glamping operations
- Rev share partners committed to guest experience and eco-friendly practices




Posh Outdoors Big Oak Year-Round "Tent"

FLAGSHIP PROJECT

Skyridge Glamping, Kananaskis, Alberta (near Banff) | Opening Q3 2024



Posh Outdoors has secured a contract for its first revenue share project. Skyridge Glamping is slated to open 20 Posh Outdoors units on an iconic 6.7 acres of Canadian Rockies Crown Land. The opportunity is tied to a 20yr lease with a 30% revenue share.

All units will have ensuite luxury baths & kitchenettes, decks & iconic views. The property and surrounding area offers awe-inspiring views of rugged peaks, glacial waters, and abundant wildlife. The property is a short drive from Calgary and its international airport and is the perfect "base camp" to explore the areas world class hiking, water sports, golf courses, skiing, mountain biking, fishing, and everything in-between – including Banff National Park, recognized as one of the top parks and beautiful areas in the world.

Click here to go to the Skyridge Glamping website





Kananaskis Lake – approximately 10 minutes from Posh Skyridge site

Key Details

- Lease Term: 20yrs
- Unit Count: 20
- Land Size: 6.7 acres
- ADR: $460
- Occupancy: 70%

Financials

- Project Cost: $6 million
- Posh Investment: $2.7M
- Land Partner Equity: $3.3M
- Annual Revenue: $2,400,000
- Deal Terms: 30% Rev Share / 20-year term
- Posh Revenue: $720,000
- Posh NOI: $550,000

Timeline

- Q2 2024 – Complete financing & infrastructure
- Q2-Q3 2024 – On-site Unit installation
- Q3 2024 – Projected first guest stays

COMPANY PROJECTED FINANCIALS

With compelling unit economics and a clear path to scale, Posh Outdoors presents an attractive investment opportunity.

As the portfolio grows, Posh Outdoors will be well-positioned to generate shareholder liquidity through a sale or recapitalization with institutional investors seeking exposure to this rapidly growing segment of the hospitality industry. The Company will also evaluate the potential conversion to a private REIT.

Post outdoors income statement forecast	2024	2025	2026	Run Rate Exiting 2026
Number of Revenue Share Unites @ period-end	15	105	285	
Number of Revenue Share Sites @ year-end	1	7	19	
Post Revenue Share Rate	50%	50%	50%	
Avg. Daily Rate (before discounts)	$552	$552	$552	
Occupancy Rate	75%	70%	72%	
RevPAR (before discounts)	$414	$385	$399	
Avg. Stay in nights	2.5	2.5	2.5	
Revenues				
Revenue Share Sites	$858,929	$9,555,450	$32,906,720	$47,248,315
Total Revenues	$858,929	$9,555,450	$32,906,720	$47,248,315
Direct Variable Expenses				
Variable Expenses - % of Revenue	$512,332	$5,387,636	$18,041,524	$25,770,132

Variable Expenses - Per Unit	$74,826	$1,050,451	$4,276,248	$6,086,464
Total Direct Variable Expenses	$587,157	$6,438,086	$22,317,772	$31,856,596
Direct Variable Net Contribution	$271,771	$3,117,363	$10,588,948	$15,391,719
Contribution Margin	32%	33%	32.2%	32.6%
Site Level Fixed & Stepped Costs	$13,664	$147,532	$450,578	$576,092
System-wide Net Contribution	$258,107	$2,969,831	$10,138,370	$14,815,627
	30%	31%	31%	31%
Selling, General & Administrative Expenses	$426,017	$2,461,792	$3,405,950	$3,405,950
EBITDA	$ (167,910)	$508,039	$6,732,420	$11,409,677
	-20%	5%	20%	24%

Capital Raise Net Proceeds:	Maximum Raise	Minimum Raise
Total Capital Raise	$5,000,000*	$1,200,000*
Platform Fee	$ (395,000) 8%	$ (94,800) 8%
Other Transaction Fees	$ (75,000) 2%	$ (50,000) 2%
Capital Raise Net Proceeds	$4,530,000	$1,055,200

Use of Proceeds:

Skyridge Resort Capital Expenditures	$ (2,675,380) 54%	$ (1,007,895) 84%
Pipeline Resort Capital Expenditures/Sponsor Equity	$ (1,500,000) 30%	$ - 0%
Working Capital	$ (354,620) 7%	$ (47,305) 8%
Total Uses	$ (4,530,000)	$ (1,055,200)

*The maximum and minimum raise amounts may differ from what is presented on the Company's WeFunder campaign page. Note that the Company may pair the Reg CF raise on WeFunder with non-Reg CF raises to achieve the above Maximum and Minimum targets.

Recent Transactions:

- Live Oak Lake ($7M / 7 Units, source)
- Onera Fredericksburg ($7M / 11 Units, source)

OUR TEAM

Posh Outdoors team consists of experienced entrepreneurs with proven track records of building industry leading businesses from start-up to exit, hitting all facets of the Posh Outdoors model. Completing the Reg CF raise will enable us to continue building the team on this firm foundation.

POSH

4
Industry Leaders

60+
Years of Experience

Kevin Obrien
CEO

Serial entrepreneur, as MBA student launched the most successful business ever started from SMU Business school, Director of New Ventures for...

read more

Lee Pritchard
Chairman & CFO

Serial entrepreneur specializing in businesses transforming the consumer experience. Founder & CEO of Allconnect – achieved rank of #73 on...

read more

Edward Haynes
Chief Supply Chain Officer

Founder of EJH Distribution, the North American distributor for several glamping structure manufacturers. With structures already deploye...

read more

Ben Wolff
Board Member

Nick Purslow
Business Development Director

10+ years hospitality founder and executive. Founder of Onera, Fredericksburg, a boutique glamping operation which achieved a $6.7 million...
read more

Founder and Managing Director of Glampitect North America, a glamping consultancy and content company founded in July of 2022. Glampitect's audience and lead generation brings a robust pipeline of revenue share partners to Posh Outdoors.
read more

KEY COMP

Onera Fredericksburg

Developed by Posh Outdoors Board Member Ben Wolff, Onera Fredericksbury, a luxury glamping retreat in the Texas hill country, exemplifies the success of Posh Outdoors' innovative approach to outdoor hospitality. Onera Fredericksburg features 12 thoughtfully designed glamping units that blend style, comfort, and natural immersion. By implementing a pioneering social revenue management system, Onera achieved remarkable performance metrics that resulted in a $6.7 million exit to Summit Hotels after just 14 months of operation.

$700
Avg. Nightly Rate

75%
Direct Bookings





COMP STATISTICS

Project Size	8 acres / 12 units
Avg. Unit Cost	$400,000
Avg. Nightly Rate	$400 - $700 / +$1,000 Select Dates
Occupancy	85%
Direct Booking Share	85%
Exit Value	$6.7M
Acquirer	Summit Hotels (NYSE: INN)*
Exit Value	$6.7M
Realized Gain	$2.5M
Exit Timeline	14 months

*First institutional acquisition in the category

Got a question? Email our CFO, Lee Pritchard, at lee@posh-outdoors.com